FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12440

Enel Américas S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Enel Américas S.A. (“Enel Américas”) is furnishing this Report to file the following exhibit, which shall be incorporated by reference into the Registration Statements on Form F-3 of Enel Américas (Registration Nos. 333-214079 and 333-232171), as amended, and any registration statement of Enel Américas under the Securities Act of 1933, as amended, if so specified in any such registration statement.

Exhibits

99.1	Unaudited Interim Consolidated Financial Statements of Enel Américas S.A. as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By:	/s/ Domingo Valdés
	Name:	Domingo Valdés
	Title:	General Counsel
Enel Americas S.A.

Date:                  August 28, 2019